HARDEN TECHNOLOGIES INC.

March 26, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Attn:	Marion Graham
Jan Woo
Joseph Cascarano
Robert Littlepage

Re:	Harden Technologies Inc.
Registration Statement on Form F-1, as amended
Initially Filed on February 14, 2023
File No. 333-269755

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, US Tiger Securities, Inc., as the underwriter, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:30 p.m., Eastern Time, on Wednesday, March 27, 2024, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed as many copies of the Preliminary Prospectus dated March 21, 2024, to selected dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

US Tiger Securities, Inc.

By:	/s/ Tony Tian
Name:	Tony Tian
Title:	Managing Director
Head of Capital Markets